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                                  EXHIBIT 16.1

                         [ BDO Seidman, LLP Letterhead ]

                                September 7, 2001



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

We have been furnished with a copy of the amended response to Item 4 of Form 8-K/A filed on September 7, 2001 by our former client UniComp, Inc. for the event that occurred on July 23, 2001. We agree with the statements made in response to that Item insofar as they relate to our firm, except as follows:

          1) We issued our management letter and letter to the Audit Committee dated June 7, 2000 to the Chairman of the Board of the Company in draft form on July 15, 2000. The final management letter and letter to the Audit Committee were issued to the Chairman of the Board with copies for other Directors on January 4, 2001.


Very truly yours,

/s/ BDO Seidman, LLP




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